Exhibit 99.1

Medigus to Begin Clinical Study in China for CFDA Regulatory Clearance
- Medigus receives first purchase order from Golden Grand-Medical Instruments Ltd. to advance commercial agreement -

-  Study results to be used for CFDA regulatory clearance process -

OMER, Israel, February 8, 2016 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced that Golden Grand (Shanghai Golden Grand-Medical Instruments Ltd.), sub-contracted through Sinopharm (China National Pharmaceutical Group Corporation), will use the Medigus Ultrasonic Surgical Endostapler (MUSE™) in a transoral fundoplication clinical study in China. Medigus has received the first purchase order for the initial devices to be used in the study, and plans to deliver the equipment within one month.

As part of its regulatory clearance process, the China Food and Drug Administration (CFDA) requires certain types of medical devices undergo additional clinical trials in their country prior to granting certification. The study will be conducted in seven of China’s leading medical centers— four in Beijing and three in Shanghai— and will be led by Principal Investigator, Professor Yunsheng Yang, Director of Gastroenterology Department Clinical center at 301 Hospital and chairman of Chinese Society Of Gastroenterology, The General Hospital of People's Liberation Army in Beijing. Study results will be used for the CFDA regulatory clearance process.

“The global adoption of endoscopic fundoplication procedures using MUSE is continuing to expand,” said Chris Rowland, CEO of Medigus. “We are looking forward to the commencement of this trial, as it is an important step in gaining regulatory clearance in China.”

MUSE merges the latest advancements in microvisual, ultrasonic and surgical technologies into a comprehensive platform that allows a single physician or surgeon to perform fundoplication (stapling of the upper part of the stomach to the lower esophageal sphincter), a procedure intended to deliver long-term relief from gastroesophageal reflux disease (GERD).

About MUSE™
The MUSE system is a leading technology in Natural Orifice Endoscopic Surgery procedures. The single operator system performs anterior partial fundoplication with standard surgical staples in a less invasive way, compared to other surgical procedures. Its intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder. The endostapler, which resembles an endoscope, is designed to be operated by a single user, includes a handle with controls, an 80cm flexible shaft, a 5cm rigid section holding a cartridge with 5 standard 4.8mm titanium surgical staples, a ratchet controlled one-way articulating section, and a distal tip. The MUSE system is FDA cleared and CE marked and has obtained the necessary licenses to market the product in Canada and Israel.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS (U.S.):
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com

INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il